

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Michael James McMullen
Chief Executive Officer
Metals Acquisition Limited
3rd Floor, 44 Esplanade, St.
St. Helier, Jersey, JE4 9WG

      Re: Metals Acquisition Limited
          Amendment No. 2 to Registration Statement on Form F-4
          Filed April 18, 2023
          File No. 333-269007

Dear Michael James McMullen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed April 18, 2023

Certain Agreements Related to the Business Combination
Subscription Agreements, page 164

1.   Revise your disclosure to include the terms of the registration rights associated with the PIPE Financing. In this regard, we note your disclosure elsewhere indicating that New MAC has agreed to grant to the purchasers certain customary registration rights.

Unaudited Pro Forma Condensed Combined Financial Information, page 173

2.   We note your supplemental responses submitted on April 27, 2023. Please revise adjustment 5(q) and 5(r) as stated in your supplemental response. Accordingly, revise profit(loss) for the year and loss per share numbers under the "50% redemption" scenario and "no redemption" scenario in Note 6 consistent with the revised unaudited pro

forma condensed combined statement of comprehensive income for the year ended December 31, 2022 presentation on page 178. Please revise or advise.

    You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Will Burns, Esq.